International Royalty Corporation

Consolidated Financial Statements

For the three and nine months ended September 30, 2006 and 2005

(unaudited, expressed in thousands of U.S. dollars)

International Royalty Corporation

Consolidated Balance Sheets

(unaudited, expressed in thousands of U.S. dollars)

	September 30, 2006	December 31, 2005

Assets

Current assets
Cash and cash equivalents	$ 4,649	$ 12,735
Short-term investments	-	1,716
Restricted cash	370	1,807
Royalties receivable	6,767	114
Prepaid expenses and other current assets	204	260

	11,990	16,632

Royalty interests in mineral properties (note 3)	242,488	235,962

Furniture and equipment	155	122

Other assets	2,354	2,449

	$ 256,987	$ 255,165

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 1,186	$ 751

Senior secured debentures	23,055	21,368

Future income taxes (note 5)	63,070	73,152

	87,311	95,271

Shareholders’ Equity (note 4)

Common shares
Authorized
Unlimited common shares without par value

Issued
57,367,879 (2005 – 57,027,568) common shares	164,595	164,176

Contributed surplus	5,711	5,071

Deficit	(630)	(9,353)

	169,676	159,894

	$ 256,987	$ 255,165

Nature of business and basis of presentation (note 1)

Subsequent event (note 6)

See accompanying notes to the consolidated financial statements.

International Royalty Corporation

Consolidated Statements of Operations and Deficits

(unaudited, expressed in thousands of U.S. dollars, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005

Royalty revenues	$ 8,357	$ 107	$ 10,819	$ 312

Expenses
Amortization	2,535	92	3,678	274
Business development expense	146	144	393	205
General and administrative	1,414	558	3,768	6,514
Impairment of royalty interests in mineral properties	14	64	330	64
Royalty taxes	1,589	-	2,026	-

	5,698	858	10,195	7,057

Income (loss) from operations	2,659	(751)	624	(6,745)

Other income (expense)
Foreign currency gain (loss)	2	(409)	(205)	(361)
Interest expense	(593)	(543)	(1,746)	(1,273)
Interest income	40	109	258	261

	(551)	(843)	(1,693)	(1,373)

Income (loss) before income taxes	2,108	(1,594)	(1,069)	(8,118)

Current income tax expense	-	(7)	-	(7)
Future income tax benefit (expense) (note 5)	(602)	473	9,792	391
	(602)	466	9,792	384

Income (loss) for the period	1,506	(1,128)	8,723	(7,734)

Deficit at beginning of period	(2,136)	(7,464)	(9,353)	(858)

Deficit at end of period	$ (630)	$ (8,592)	$ (630)	$ (8,592)

Basic and diluted earnings (loss) per share	$ 0.03	$ (0.02)	$ 0.15	$ (0.16)

Basic weighted average shares outstanding	57,349,675	57,011,628	57,188,341	47,503,192
Diluted weighted average shares outstanding	58,189,691	57,011,628	57,929,437	47,503,192

See accompanying notes to the consolidated financial statements.

International Royalty Corporation

Consolidated Statement of Cash Flows

(expressed in U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005

Cash flows from operating activities
Income (loss) for the period	$ 1,506	$ (1,128)	$ 8,723	$ (7,734)
Items not affecting cash
Depreciation and amortization	2,544	98	3,703	284
Impairment of royalty interest in mineral properties	14	64	330	64
Amortization of deferred debenture costs	56	49	166	116
Accretion of debenture discount	166	147	490	343
Future income tax (benefit) expense	602	(473)	(9,792)	(391)
Non-cash foreign currency loss	22	1,111	799	1,192
Stock-based compensation expense	222	-	664	4,867

Changes in non-cash working capital
Increase in royalties receivable	(5,112)	(11)	(6,655)	(10)
(Increase) decrease in prepaid expenses and other current assets	53	3	59	(205)
(Increase) decrease in other assets	-	7	(70)	2
Increase (decrease) in accounts payable and accrued liabilities	(147)	(467)	(165)	171

	(74)	(600)	(1,748)	(1,301)

Cash flows from investing activities
Acquisition of royalty interests in mineral properties, net of royalties received (note 3)	302	(322)	(9,948)	(125,558)
Acquisition of furniture and equipment	(2)	(55)	(59)	(132)
Deferred charges related to royalty acquisitions	-	(40)	-	(64)
Proceeds from short-term investments	1,699	(1,708)	1,779	(1,708)
Restricted cash	780	600	1,494	(1,713)

	2,779	(1,525)	(6,734)	(129,175)

Cash flows from financing activities
Net proceeds from issuance of common shares	-	(7)	-	120,640
Net proceeds from unit offering	-	(4)	-	22,287
Proceeds from exercise of warrants	110	-	396	-

	110	(11)	396	142,927

Increase (decrease) in cash and cash equivalents	2,815	(2,136)	(8,086)	12,451

Cash and cash equivalents - beginning of period	1,834	15,398	12,735	811

Cash and cash equivalents - end of period	$ 4,649	$ 13,262	$ 4,649	$ 13,262

See accompanying notes to the consolidated financial statements.

International Royalty Corporation

Notes to Consolidated Financial Statements (unaudited)

September 30, 2006

1

Nature of business and basis of presentation

International Royalty Corporation (“IRC” or the “Company”) was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the Canada Business Corporations Act on November 12, 2004.  It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information.  Accordingly, they do not include all of the information and notes to the consolidated financial statements required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2005.  In the opinion of management, all adjustments considered necessary for fair presentation have been included.

2

Significant accounting policies

The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2005.

3

Royalty interests in mineral properties

(in thousands of US$)	Balance at December 31, 2005	Acquisitions	Impairments	Amortization	Balance at September 30, 2006
Production stage:
Voisey’s Bay Royalty	$225,726	$ -	$ -	$ (3,206)	$222,520
Southern Cross	-	2,626	-	(277)	2,349
Williams Mine	1,386	-	-	(192)	1,194
Other	30	-	-	(3)	27
	227,142	2,626	-	(3,678)	226,090
Development stage:
Belahouro	817	-	-	-	817
Exploration / feasibility stage:
Aviat One	2,211	-	-	-	2,211
Tarmoola	-	2,034	-	-	2,034
Gwalia	-	2,024	-	-	2,024
Yaloginda	-	1,561	-	-	1,561
South Laverton	-	1,074	-	-	1,074
Pinson	512	308	-	-	820
Other	5,280	907	(330)	-	5,857
	8,003	7,908	(330)	-	15,581
	$ 235,962	$ 10,534	$ (330)	$ (3,678)	$ 242,488

1

International Royalty Corporation

Notes to Consolidated Financial Statements (unaudited)

September 30, 2006

WAu royalty acquisition

On June 12, 2006 the Company acquired a Western Australian gold (“WAu”) royalty for US$10.0 million in cash from Resource Capital Fund III L.P. (“RCF”), a mining focused private equity fund.  The WAu royalty is a 1.5% net smelter return (“NSR”) and applies to more than 3.1 million acres (approximately 1,600 mining tenements) located in the Laverton, Leonora, Meekatharra, Murchison and Southern Cross-Marvel Loch districts of Western Australia. This area encompasses multiple historic gold mining districts currently being operated, developed and explored by four operators; Mercator Gold PLC (“Mercator”), Saracen Mineral Holdings Ltd. (“Saracen”),  St Barbara Limited (“St Barbara”) and Terrain Minerals Limited (“Terrain”).  The acquisition was effective as of January 1, 2006.  Royalties earned to June 12, 2006 of $622,000, were credited against the cost of the royalty.  The acquisition cost, including estimated costs of acquisition of $818,000 and less the royalty payments noted above, has been preliminarily allocated to the projects as follows:

(in thousands of US$) Project	Operator	Cost Allocation
Southern Cross	St Barbara	$ 2,626
Tarmoola	St Barbara	2,034
Gwalia	St Barbara	2,024
Yaloginda	Mercator	1,561
South Laverton	Saracen	1,074
Other	Terrain, St Barbara, Mercator	877

		$10,196

Any adjustments to the above allocation are expected to be finalized in the December 31, 2006 consolidated financial statements.

Pending royalty acquisition

On December 7, 2004, the Company signed a letter agreement with David Fawcett (superseded by a royalty purchase agreement dated February 22, 2005) to acquire 20.3% of a 1% royalty interest on four coal licenses in British Columbia for total consideration of CA$312,500 in cash and CA$937,500 in Common Shares valued at the offering price of the IPO of CA$4.30. Pursuant to an agreement dated February 22, 2005, the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. (“Western”). The value of the Common Shares has been included in other long-term assets at December 31, 2005 and will be transferred to royalty interests in mineral properties upon closing of the transaction.

On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside.  On February 24, 2006, the Supreme Court of British Columbia upheld the underlying royalty sharing agreement between David Fawcett and Western.  On March 24, 2006, Western filed a notice to appeal the decision.  On October 23, 2006, Western announced that it is unilaterally discontinuing the current legal proceedings before the Courts in relation to the royalty sharing agreement.  Western further stated that they expected to make royalty payments in the aggregate of CA$500,000, and then to cease further payments on the grounds that any payment in excess of this amount would be illegal.  The Company currently is in discussion with Fawcett and the other royalty holders, and is evaluating its options with respect to the announcement by Western.

2

International Royalty Corporation

Notes to Consolidated Financial Statements (unaudited)

September 30, 2006

Shareholders’ equity

Common Shares issued and outstanding were as follows:

(in thousands of US$)	Shares	Amount
Balance at December 31, 2005	57,027,568	$ 164,176
Exercise of initial financing special warrants	8,639	23
Exercise of Williams mine warrants	70,000	188
Exercise of compensation special warrants	261,672	208
Balance at September 30, 2006	57,367,879	$ 164,595

Activity in contributed surplus was as follows:

(in thousands of US$)	Contributed Surplus	Amount
Balance at December 31, 2005	5,901,658	$ 5,071
Exercise of initial financing special warrants	(8,639)	(1)
Exercise of Williams mine warrants	(70,000)	(2)
Exercise of compensation special warrants	(261,672)	(21)
Stock-based compensation expense	-	664
Balance at September 30, 2006	5,561,347	$ 5,711

5

Income taxes

Effective April 1, 2006 the Province of Alberta lowered its provincial income tax rate from 11.5% to 10.0%.  These tax changes were substantially enacted on April 18, 2006.  In addition, the Canadian Federal government also enacted legislation in June 2006 that eliminates the Federal surtax of 1.12% on January 1, 2008 and also incrementally lowers the Federal income tax rate from the current rate of 21% to 19% on January 1, 2010.  As a result of these changes, and the Company’s permanent establishment in Alberta, the Company has reflected its future tax liabilities at the new enacted rates, resulting in the realization of a future income tax benefit of $9,570,000 during the nine months ended September 30, 2006.

3

International Royalty Corporation

Notes to Consolidated Financial Statements (unaudited)

September 30, 2006

Income tax expense varied from the amount that would be computed by applying the combined federal and provincial income tax rate of 32.12% (33.62% in 2005) to loss before income taxes as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005

Income (loss) before income taxes	$2,108	$(1,594)	$(1,069)	$(8,118)

Expected income tax benefit (expense)	$(677)	$536	$343	$2,729
Tax effect of:
Change in valuation allowance	-	-	-	305
Change in income tax rates	-	-	9,570	-
Stock-based compensation	(71)	-	(213)	(1,636)
Debenture discount	-	-	-	(818)
Resource adjustment	146	(62)	159	(143)
Other	-	(8)	(67)	(53)

Actual income tax benefit (expense)	$ (602)	$466	$9,792	$ 384

6

Subsequent Event

During October and November, 2006 the Board of Directors authorized the issuance of an additional 1,124,000 stock options to the Company’s directors, officers and employees.  The stock options have exercise prices ranging between CA$4.27 and CA$4.80 and will vest over three years.

4

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of financial position and results of operations of International Royalty Corporation (the “Company” or “IRC”) has been prepared based on information available to the Company as of November 14, 2006 and should be read in conjunction with the Company’s unaudited consolidated financial statements and related notes thereto as of and for the three and nine months ended September 30, 2006, and in conjunction with the Company’s audited annual financial statements and the MD&A for the year ended December 31, 2005.  All amounts are in U.S. dollars unless specifically stated otherwise.

Additional information relating to the Company, including the Company’s annual information form is available on SEDAR at www.sedar.com.

CAUTIONARY STATEMENT ON FORWARD LOOKING INFORMATION

Some of the statements contained in this document are forward-looking statements, such as statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements.  The forward-looking statements included in this document represent IRC’s views as of the date of this document.  While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements.  These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this document.  Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking statements.

SELECTED FINANCIAL INFORMATION (unaudited):

($ thousands, except per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Statement of Operations
Royalty revenues	$8,357	$107	$10,819	$312
Amortization of royalty interest in mineral properties	2,535	92	3,678	274
General and administrative	1,414	558	3,768	1,647
Net income (loss)	1,506	(1,128)	8,723	(7,734)
Basic and diluted earnings (loss) per share	$ 0.03	$(0.02)	$0.15	$(0.16)
Statement of Cash Flows
Cash used in operating activities	$(74)	$(600)	$(1,748)	$(1,301)

			September 30, 2006	December 31, 2005
Balance Sheet
Total assets			$256,987	$255,165
Shareholders’ equity			169,676	159,894

FINANCIAL PERFORMANCE

Overall

The Company’s profile changed dramatically during the first quarter of 2005 with the successful completion of its initial public offering (“IPO”) on February 22, 2005, raising gross proceeds of CA$162,500,000 on the sale of 37,790,698 common shares of the Company (“Common Shares”).  The Company also raised an additional CA$30,000,000 in gross proceeds through the sale of a unit offering (the “Unit Offering”), consisting of 1,395,360 Common Shares and CA$30,000,000 in senior secured debentures.  The proceeds were used for the indirect acquisition of the Voisey’s Bay royalty and other royalties as described in the Company’s consolidated financial statements for the year ended December 31, 2005.

Prior to the completion of the IPO, all of IRC’s executives and employees were on a part-time basis and/or were paid reduced salaries in order to preserve cash resources.  In addition, IRC’s directors were paid no fees prior to the IPO and professional fees were kept to a minimum.  With the completion of the IPO, all employee salaries were raised to their stated amounts, and additional employees were hired to accommodate the increased demands of a public company, and to assist the Company in the identification, assessment and acquisition of new royalty opportunities.   We also added new directors, and began to pay our outside directors fees that are comparable to those of companies similar to IRC.  Professional fees, filing and listing fees, printing and reproduction costs, insurance, and other costs associated with a public company all increased as a result of the IPO.  In addition, the Company’s larger cash position and senior secured debentures have resulted in increased interest income and interest expense to the Company.  As these changes were initiated during the end of the first quarter and into the third quarter of 2005, the periods ended September 30, 2005 only partially reflect the increased costs associated therewith.

Quarter ended September 30, 2006 compared to the quarter ended September 30, 2005

Net income for the three months ended September 30, 2006 was $1,506,000 or $0.03 per share compared to a net loss in 2005 of $(1,128,000) or $(0.02) per share for the three months ended September 30, 2005.  The increase in net income during the period of $2,634,000 was a result of the increase in royalty revenue from $107,000 in 2005 to $8,357,000, due to the start of Voisey’s Bay royalty revenue in 2006 and also the acquisition of the WAu royalty in June of 2006.  This increase in revenue was offset by higher amortization costs, royalty taxes and general and administrative expenses in the three months ended September 30, 2006.

General and administrative expenses increased to $1,414,000 during the quarter ended September 30, 2006, compared to $558,000 during the quarter ended September 30, 2005.  Severance costs related to the resignation of the Company’s President during the quarter ended September 30, 2006 accounted for $450,000 of the increase.  Stock compensation costs were $222,000 in 2006 compared to $nil in the quarter ended September 30, 2005 and other payroll costs increased by $32,000 during the quarter as a result of an increase in salary levels in 2006 to be competitive with companies similar to IRC.   Legal, accounting and other professional fees associated with the registration of the Company’s common shares in the United States were $66,000 during the third quarter of 2006 compared to $nil in 2005.  Other legal and professional fees increased by $70,000 during the quarter ended September 30, 2006 related to tax and regulatory reporting issues, as well as the monitoring and analyses of our royalty portfolios.

Business development expenses remained level at $146,000 in the quarter ended September 30, 2006 when compared to the 2005 figure of $144,000.

Interest expense during the quarter ended September 30, 2006 on the Company’s Senior Secured Debentures (the “Debentures”) increased by $50,000 to $593,000.  The Debentures are denominated in Canadian dollars and interest expense is recorded monthly at the average US dollar / Canadian dollar exchange rate.  The strength of the Canadian dollar relative to the US dollar accounted for $24,000 of the increase in interest expense noted above, with the balance of the increase related to increased amortization on the discount and deferred charges related to the Debentures.

Interest income also decreased during the quarter ended September 30, 2006 by $68,000 due to lower cash balances during the period available for investment.

Nine months ended September 30, 2006 compared to the nine months ended September 30, 2005

During the second quarter of 2006, the Province of Alberta lowered its provincial income tax rate from 11.5% to 10.0%, effective April 1, 2006.  In addition, the Canadian Federal government also enacted legislation in June 2006 that eliminates the Federal surtax of 1.12% on January 1, 2008 and also incrementally lowers the Federal income tax rate from the current rate of 21% to 19% on January 1, 2010.  As a result of these changes, and the Company’s permanent establishment in Alberta, the Company has reflected its future tax liabilities at the new rates, resulting in the realization of a future income tax benefit of $9,570,000 during the nine months ended September 30, 2006.

Net earnings for the nine months ended September 30, 2006 was $8,723,000 or $0.15 per share compared to a net loss in 2005 of $(7,734,000) or $(0.16) per share for the nine months ended September 30, 2005.  The net earnings during the 2006 period resulted from a future income tax benefit of $10,025,000, primarily as a result of the change in the tax rates discussed above.

Loss before income taxes was $(1,069,000) during the nine months ended September 30, 2006 compared to $(8,118,000) during the same period in 2005.  The decrease in loss before taxes during the period of $7,049,000 was a result of the increase in royalty revenue from $312,000 in 2005 to $10,819,000, due to the start of Voisey’s Bay royalty revenue in 2006 and also the acquisition of the WAu royalty in June of 2006.  The Company also had a reduction in general and administrative expense from $6,514,000 in 2005 to $3,769,000 in the nine months ended September 30, 2006.  These gains were offset by higher amortization costs and royalty taxes during the nine months ended September 30, 2006.

General and administrative expenses decreased to $3,768,000 during the nine months ended September 30, 2006, compared to $6,514,000 during the nine months ended September 30, 2005.  During the nine months ended September 30, 2005, IRC issued 3,000,000 stock options to its directors, officers and employees resulting in a charge of $4,867,000 included in general and administrative expense during the nine months ended September 30, 2005, compared to $664,000 in 2006.  This decrease was partially offset due to a full period of administrative costs in 2006, compared to only a partial (post IPO) period during 2005 as described above.  Salaries increased by $608,000 during the nine months ended September 30, 2006, due in large part to the $450,000 severance payment to the Company’s President discussed above, as a result of a full period of payroll expense in 2006 and also as a result of an increase in salary levels in 2006 to be competitive with companies similar to IRC.  Legal fees accounted also increased by $141,000 from $279,000 in 2005 to $420,000 during the nine months ended September 30, 2006.  Legal fees included charges for tax, investor relations, regulatory reporting issues, and costs of monitoring and analyzing our royalty portfolio.  Shareholder and other investor relations costs were also higher during 2006 as a result of the transition to a public company, increasing costs in 2006 relative to 2005.  Investor relations travel costs and trade shows increased to $131,000 during the nine months ended September 30, 2006 from $58,000 in 2005, and the Company’s annual report and other promotional materials increased from $44,000 in 2005 to $267,000 in 2006.   Other investor relations costs, including advertising, and professional fees, increased from $74,000 in the nine months ended September 30, 2005 to $210,000 in the same period in 2006.  Legal, accounting and other professional fees associated with the registration of the Company’s common shares in the United States were $66,000 during the nine months ended September 30, 2006 compared to $nil in 2005. Other administrative costs such as rent, subscriptions, equipment and telephone expenses have all increased as a result of the Company’s expansion after the IPO.

Business development expenses increased from $205,000 in the nine months ended September 30, 2005 to $393,000 in the same period ended September 30, 2006, as the Company committed time, travel, legal and other professional fees towards the identification, review and negotiation of potential royalty acquisitions, whereas in early 2005 the Company was focused primarily on the IPO and on the completion of the acquisition of the initial royalty portfolios.

During the nine months ended September 30, 2006, interest expense was $1,746,000 compared to $1,273,000.  The increase is a result of a full nine months of interest expense in 2006, compared to a partial period (February 22, 2005 to September 30, 2005) in 2005, and also to due to the factors noted above for the third quarter of 2006.

Also during the nine months ended September 30, 2006, the company recorded an impairment of royalty interests of $330,000, due primarily to the abandonment of the Princess, Marquis & Crown property by Stornoway Diamonds Corp., compared to $64,000 in 2005.

Revenue and operations

During the three months ended September 30, 2006, royalty revenues increased to $8,357,000 from $107,000 in 2005.  The start-up of Voisey’s Bay resulted in royalty revenue of $7,945,000 from Voisey’s Bay during the three months ended September 30, 2006 compared to $nil in 2005.  The Company also recorded royalty revenue from the Southern Cross property of $306,000 for the quarter ended September 30, 2006.

During the nine months ended September 30, 2006, royalty revenues increased to $10,819,000 from $312,000, which included revenue of $10,131,000 as a result of the start-up of Voisey’s Bay discussed above, as well as the $372,000 from the Southern Cross property also as discussed above.  Royalty revenues earned for the period from January 1 to June 12, 2006 (date of acquisition) on the Southern Cross property have been credited against the cost of the acquisition of the Western Australia gold royalty.

Amortization is computed based upon the units of production method over the life of the mineral reserves of the underlying royalty property.  During the quarter ended September 30, 2006, amortization increased to $2,535,000 from $92,000 in the quarter ended September 30, 2005.  Amortization on the Voisey’s Bay royalty was $2,240,000 compared to $nil in the same period in 2005, and $227,000 in amortization related to the Southern Cross royalty.  During the nine months ended September 30, 2006, amortization was $3,678,000 compared to $274,000 during the same period in 2005.  Amortization on the Voisey’s Bay royalty was $3,161,000 during 2006 compared to $nil in the same period in 2005 and $278,000 was related to the Southern Cross royalty.

Summary of Quarterly Results

(unaudited, in thousands of US$, except per share data)	2006			2005				2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Royalty revenues	8,357	2,049	413	113	107	107	98	96
Net income (loss)	1,506	8,654	(1,437)	(761)	(1,128)	(989)	(5,617)	(229)
Basic and diluted income (loss) per share	$0.03	$0.15	$(0.03)	$(0.01)	$(0.02)	$(0.02)	$(0.20)	$(0.03)

The increase in royalty revenues during 2006 is primarily a result of initial royalty revenues recorded from the start up of the Voisey’s Bay mine, as well as the royalties from the recently acquired Southern Cross royalty.  The net income in the second quarter of 2006 is due to the income tax benefit of $9,570,000, recorded as a result of the changes in tax rates more fully described above.  During the third quarter of 2006, the Company’s significant increase in revenue from the Voisey’s Bay royalty was the primary factor resulting in income for the period of $1,506,000.

The large increase in the net loss in the first quarter of 2005 is due primarily to a charge to stock-based compensation of $4,651,000 related to the initial issuance of stock options upon completion of the Company’s IPO in February 2005.  In addition, all of the quarters of 2005 were impacted by the increased administrative burden resulting from the Company’s IPO, as discussed above.

The higher net loss in the third quarter of 2005 was primarily a result of a foreign currency loss of $409,000 during the quarter.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Operating Cash Flow

Cash from operating activities was $(74,000) during the three months ended September 30, 2006 compared to $(600,000) during the three months ended September 30, 2005.  The increase of $526,000 is a result of an increase in net royalty payments received during the quarter to $1,656,000 from $96,000 in the three months ended September 30, 2005.  This gain was offset by an increase in general and administrative and business development costs, as more fully described above, a decrease in the cash foreign currency gain of $679,000 and a decrease in interest income of $68,000.

For the nine months ended September 30, 2006, cash from operating activities was $(1,748,000) compared to $(1,301,000) during the nine months ended September 30, 2005.  The decrease of $447,000 is a result of the increase in general and administrative and business development costs, as more fully described above, a decrease in the cash foreign currency gain of $238,000 and an increase in cash interest expense of $276,000.  These costs were offset by an increase in net royalty payments received during the period to $2,138,000 from $302,000 during the nine months ended September 30, 2005.

Investing Activities

During the quarter ended September 30, 2006, IRC utilized $780,000 from restricted cash for payment of its semi-annual interest payment on the senior secured debentures and also transferred $1,699,000 from short-term investments to cash and cash equivalents.  During the nine months ended September 30, 2006, IRC acquired a producing Western Australian gold (“WAu”) royalty for US$9.6 million in cash (net of acquisition accruals), and also acquired an additional royalty on the Pinson and Gold Hill properties in Nevada for $308,000, both of which were paid for from existing cash balances.  In addition to the royalty acquisition described above, IRC utilized $1,494,000 from restricted cash for payment of its semi-annual interest payments on the senior secured debentures and also transferred $1,779,000 from short-term investments to cash and cash equivalents during the nine months ended September 30, 2006

Cash Resources and Liquidity

The Company had a cash position of $4.6 million and working capital of $9.6 million at September 30, 2006, compared to $14.5 million and $15.9 million, respectively, at December 31, 2005.  The decrease during 2006 is primarily a result of the acquisition of the WAu royalty discussed above and also related to ongoing general and administrative, business development, royalty taxes and interest costs incurred during the quarter, offset by royalty revenue of $2.6 million during the period.

Near-term cash requirements include general and administrative expenses, business development expenses and, beginning in February 2007, the payment of interest on the Company’s senior secured debentures (previously paid from restricted cash).  As a royalty company, there are no requirements for exploration, feasibility, development or capital expenditures.  Future royalty acquisitions will be consummated through the use of cash, as available, through debt or the issuance of Common Shares.

The Company believes that cash and short-term investments available at September 30, 2006 will be sufficient to cover the above cash requirements through 2006.  In addition, the Company will receive income from the Voisey’s Bay, Williams and WAu royalties.  With the increase in production at the Voisey’s Bay mine, as demonstrated in the quarter ended September 30, 2006, and the corresponding increase in cash payments to be received from the Voisey’s Bay Royalty, the Company expects to have sufficient cash flow to meet all of its cash needs into the foreseeable future.

IRC does not have any off balance sheet arrangements.  The Company’s contractual obligations for future payments are summarized as follows:

($ in thousands ) Year	Debenture Principal Obligations (1)

2011	26,937

(1)

The obligation is denominated in CA$.  All amounts were converted to US$ equivalents using an exchange rate of US$1.00 to CA$1.1137.

During October and November 2006 the Board of Directors authorized the issuance of an additional 1,124,000 stock options to the Company’s directors, officers and employees.  The stock options have exercise prices ranging CA$4.27 to CA$4.80 and will vest over three years.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates by a material amount.

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to the underlying royalty properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to certain risks and uncertainties.  These estimates affect revenue recognition, amortization of royalty interests in mineral properties and the assessment of recoverability of the royalty interests in mineral properties.  The estimated fair values of stock options require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate of the stock options.  Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in the consolidated financial statements of the Company.

Royalty Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements.  In some instances, the Company will not have access to sufficient information regarding payable production to make a reasonable estimate of revenue.  In these instances, revenue recognition is deferred until the Company can make a reasonable estimate.  Differences between estimates of royalty revenue and the actual amounts are adjusted and recorded in the period in which the amounts of the differences are known.

Amortization of Royalty Interests in Mineral Properties

Acquisition costs of production stage royalty interests are amortized using the units of production method over the life of the mineral property, which is determined using available estimates of proven and probable reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized using the units of production method over available estimates of proven and probable reserves.  Adjustments to payable production from mine operations, as discussed in the paragraph above, would result in a corresponding adjustment to the amortization of the acquisition costs.

Impairment of long-lived assets

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable.  The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest, such as a lapse in the underlying claim or when the operator has indicated that it intends to discontinue future exploration activities on the property.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows.

Income taxes

Income taxes are accounted for using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

Stock options and warrants

The Company determines the fair value of awards to both employees and non-employees, and these amounts are recognized as an expense over the vesting period of the related option. Compensation expense for options and warrants granted is determined based on estimated fair values of the options and the warrants at the time of grant.  Key components in estimating fair value of options and warrants are the expected life of the options or warrants, and the estimated volatility of the Company’s share price.

OUTLOOK

During the quarter ended September 30, 2006, the Company recorded revenue from the Voisey’s Bay royalty of $7,945,000, compared to $2,186,000 during the first six months of 2006, and $nil in all of 2005.  Due to the nature of the sales agreements on the Voisey’s Bay concentrates, in which settlement does not occur until 90 to 180 days subsequent to shipment from the mine, the royalty revenue earned during 2006 represents payments on concentrate shipped from Voisey’s Bay during the initial start-up of operations from November 2005 to May 2006.  Accordingly, revenue recognized on the Voisey’s Bay royalty will generally lag production from the mine by one to two calendar quarters.   As the Company begins to receive full quarterly payments, and as the mine increases production to full capacity, royalty revenue and cash flow are expected to continue to increase accordingly.  In addition, the Company’s Voisey’s Bay revenue discussed above is heavily influenced by the price of nickel and, to a lesser extent, copper and cobalt.  Current prices for nickel and copper are at or near record highs.  Earnings and cash flow from operations will continue to show strong improvements should these metal prices stay at the current levels.

The Company also received its first full quarter of revenue from the recently acquired Southern Cross gold royalty in the third quarter of 2006.  At current operating levels and gold prices, this will add annual revenues of approximately $1.5 million.

The Company has an active business development program and will continue to invest in those acquisition opportunities that fit within its business model and meet its investment criteria.

The Company will incur a full year of post-IPO general and administrative expenses, interest expense and interest income during 2006, compared to 10 months during 2005.

Because the Company acquired the shares of Archean instead of a direct interest in the Voisey’s Bay Royalty, the Company will have no amortizable basis for Canadian income tax purposes, which may have an adverse impact on the Company’s current tax liability once payments from the Voisey’s Bay Royalty begin.

The Company’s Debentures are denominated in Canadian dollars.  In order to partially offset the foreign currency risk associated therewith, the Board of Directors has instructed management to maintain all cash balances in Canadian dollar accounts.  All excess cash is invested in short-term, interest bearing securities until they can be utilized for the acquisition of other royalty interests.  The interest income from those investments will be offset by interest expense on the Debentures.

OUTSTANDING SHARE DATA

As of November 14, 2006, there were 57,633,929 Common Shares outstanding.  In addition there were 5,102,000 director and employee stock options with exercise prices ranging between CA$3.67 and CA$4.80 per share.  There were also 1,225,609 warrants outstanding, allowing the holders to purchase Common Shares at CA$3.00 per share and 91,688 warrants outstanding which allow the holders to purchase Common Shares at CA$0.80 per share.  All warrants expire on February 22, 2007.

FACTORS AFFECTING OPERATING RESULTS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of the operations of the Company.  This discussion, by its nature, is not all-inclusive.  It is not a guarantee that other factors will or will not affect the Company in the future.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years.  The marketability and price of metals, minerals and gems on properties for which the Company holds royalty interests will be influenced by numerous factors beyond the control of the Company.

Foreign Currency Fluctuations

The Company’s royalty interests and its senior secured debentures are subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position and results.  There can be no assurance that the steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Company Valuation Heavily Dependent on Voisey’s Bay Royalty

The Company’s valuation is presently heavily weighted with the value of the Voisey’s Bay Royalty.  The Voisey’s Bay Royalty is very material to the Company’s ability to generate revenue.  Therefore, the risk associated with the Company’s valuation is heightened in the event that the Voisey’s Bay operation does not perform as expected.

Recoverability of Resources and Reserves

The figures provided in connection with reserves and resources in respect of the properties in which the Company has acquired royalty interests are estimates and no assurance can be given that full recovery of the anticipated tonnages and grades will be achieved or that any indicated level of recovery will be realized.  The ore actually recovered may differ from the estimated grades of the reserves and resources.  Future production could differ from reserve and resources estimates for, among others, the following reasons:

(a)

mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

(b)

increases in operating mining costs and processing costs could adversely affect whether the mineralization remains as a reserve or resource ;

(c)

the grade of the reserves or resources may vary significantly from time to time and there is no assurance that any particular level of mineralization will be recovered from the reserves or resources ;

(d)

declines in the market prices of metals may render the mining of some or all of the reserves uneconomic ;

(e)

unexpected penalties may be imposed by smelters or refiners; and

(f)

the metallurgy may turn out differently than that anticipated ..

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Douglas B. Silver, Chief Executive Officer of International Royalty Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of International Royalty Corporation (the Issuer) for the interim period ending September 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings; and

4.

The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared.

DATED this 14th day of November, 2006.

/s/ Douglas B. Silver

Douglas B. Silver

Chief Executive Officer

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Ray W. Jenner, Chief Financial Officer of International Royalty Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of International Royalty Corporation (the Issuer) for the interim period ending September 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings; and

4.

The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared.

DATED this 14th day of November, 2006.

/s/ Ray W. Jenner

Ray W. Jenner

Chief Financial Officer